UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

American Locker Group Incorporated

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

027284108

(CUSIP Number)

Paul B. Luber

155 East Main Street

Lomira, Wisconsin 53048

(920) 269-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SC 13D/A

CUSIP No. 027284108
1		NAME OF REPORTING PERSON Paul B. Luber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 266,742 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 266,742 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,742 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (See Item 5)
14		TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE:

This Schedule 13D/A is the fifth amendment to the original Schedule 13D, which was filed with the Securities and Exchange Commission (“SEC”) on January 30, 2008 and amended by Amendment No. , filed with the SEC on December 15, 2008, Amendment No. 2 filed with the SEC on September 18, 2012, Amendment No. 3 filed with the SEC on September 5, 2013 and Amendment No. 4 filed with the SEC on November 11, 2013 . This Schedule 13D/A is being filed by Mr. Luber to report his additional interest in the common stock, $1.00 par value (“Common Stock”), of American Locker Group Incorporated, a Delaware corporation (the “Company”) resulting from the certain Series D Preferred Stock (the “Series D Preferred Stock”) he currently holds becoming convertible within 60 days (on December 8, 2014) into shares of Common Stock. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2.           Identity and Background

Item 2 of Schedule 13D is amended in its entirety as follows:

(a) - (c)         This statement is being filed by Paul B. Luber. Mr. Luber is the President and Chief Executive Officer of The Jor Mac Company, Inc., a contract manufacturer of metal fabrications and related assemblies. The principal business address of Mr. Luber is 155 East Main Street, Lomira, Wisconsin 53048.

(d) – (e)         During the last five years, Mr. Luber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)                   Mr. Luber is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration

The information previously reported in response to Item 3 of Schedule 13D is hereby amended and supplemented by adding the following:

On August 12, 2014, Mr. Luber purchased 5,000 shares of Series D Preferred Stock for $25,000, or $5.00 per share. The shares of Series D Preferred Stock are convertible into Common Stock at any time after December 8, 2014. The conversion price is $1.00 per share and the shares of Series D Preferred Stock are convertible into 25,000 shares of Common Stock. The shares of Series D Preferred Stock were acquired with Mr. Luber’s personal funds. In addition, in connection with his purchase of the Series D Preferred Stock, Mr. Luber was granted the right to purchase an additional 24,000 shares of Common Stock held by the Company as treasury shares (“Treasury Shares”) for a purchase price of $0.01 per share. Mr. Luber may exercise this purchase right when he elects to convert his shares of Series D Preferred Stock into shares of Common Stock.

Item 4.           Purpose of Transaction

The information previously reported in response to Item 4 of Schedule 13D is hereby amended and supplemented by adding the following:

Mr. Luber acquired the Series D Preferred Stock for investment purposes and intends to review his investment in the Company on a continuing basis.

On September 25, 2014, Mr. Luber resigned from the board of directors of the Company. Except as described in the preceding sentence, Mr. Luber does not currently have any plans or proposals that relate to or would result in any of the actions or events specified in Items 4(a) through 4(j) of Schedule 13D; however, Mr. Luber reserves the right to change his plans at any time.

Item 5.            Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended in its entirety as follows:

(a)                    Mr. Luber currently beneficially owns 266,742 shares of Common Stock, which is composed of the following: (i) 167,237 shares of Common Stock, (ii) 50,505 shares of Common Stock he has the right to acquire upon conversion of his Series C Preferred Stock, (iii) 25,000 shares of Common Stock he has the right to acquire upon conversion of his Series D Preferred Stock, and (iv) 24,000 Treasury Shares he has the right to acquire in connection with the conversion of his Series D Preferred Stock. Consequently, Mr. Luber may be deemed to beneficially own 14.9% of the outstanding shares of Common Stock outstanding. All calculations are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 1,687,319 shares of Common Stock outstanding (as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30 2014, filed with the SEC on August 25, 2014) plus a total of 99,505 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and Series D Preferred Stock owned by Mr. Luber and upon his purchase of the Treasury Shares.

(b)                    Mr. Luber has the sole power to vote and the sole power to dispose of all of the shares of Common Stock that he may be deemed to beneficially own.

(c)                    As reported in Item 3, on August 12, 2014, Mr. Luber purchased 5,000 shares of Series D Preferred Stock for $25,000, or $5.00 per share. The shares of Series D Preferred Stock are convertible into Common Stock at any time after December 8, 2014. The conversion price is $1.00 per share and the shares of Series D Preferred Stock are convertible into 25,000 shares of Common Stock. The shares of Series D Preferred Stock were acquired with Mr. Luber’s personal funds. In addition, in connection with his purchase of the Series D Preferred Stock, Mr. Luber was granted the right to purchase an additional 24,000 shares of Common Stock held by the Company as treasury shares (“Treasury Shares”) for a purchase price of $0.01 per share. Mr. Luber may exercise this purchase right when he elects to convert his shares of Series D Preferred Stock into shares of Common Stock. Other than this acquisition of Series D Preferred Stock, Mr. Luber has not engaged in any other transaction to sell or purchase shares of Common Stock since the date of the most recently filed Schedule 13D/A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2014	/s/ Paul B. Luber
Paul B. Luber

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